Exhibit 8.1

List of Principal Subsidiaries

Name	Place of Incorporation
ChipMOS TECHNOLOGIES INC.	Republic of China

ChipMOS TECHNOLOGIES (BVI) LTD.	British Virgin Islands

ChipMOS U.S.A. Inc.	U.S.A.

ChipMOS TECHNOLOGIES (Shanghai) LTD.	People’s Republic of China